UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

DXI ENERGY INC.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

23286A104
(CUSIP Number)

Robert L. Hodgkinson
598 - 999 Canada Place
Vancouver, British Columbia V6C 3E1
Tel: (604) 638-5050
Facsimile: (604) 638-5051
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23286A104
(1)	NAME OF REPORTING PERSON: Robert L. Hodgkinson
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 11,000,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 11,000,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%
(14)	TYPE OF REPORTING PERSON IN

CUSIP No. 23286A104
(1)	NAME OF REPORTING PERSON: Hodgkinson Equities Corp.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 9,960,000
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 9,960,000
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,960,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9%
(14)	TYPE OF REPORTING PERSON CO

Explanatory Note

The Reporting Persons previously filed a Schedule 13G, as amended. This Schedule 13D is being filed as a result of a transaction on November 18, 2015, as further described herein.

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Shares, without par value (the “Shares”), of DXI Energy Inc., a British Columbia corporation (the “Issuer”). The principal executive office of the Issuer is located at 598-999 Canada Place, Vancouver, British Columbia V6C 3E1, Canada.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

a.	Robert L. Hodgkinson (“Mr. Hodgkinson”); and
b.	Hodgkinson Equities Corp. (“Equities”).

(b)	The principal business address for each of the Reporting Persons is 598 – 999 Canada Place, Vancouver, B.C. V6C 3E1, Canada.

(c)

The Issuer is a public company trading on the New York Stock Exchange (“NYSE MKT”) under the symbol “DXI” and the Toronto Stock Exchange (“TSX”), under the symbol “DXI.TO.” The Issuer is an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia. Mr. Hodgkinson is Co-Chairman and Chief Executive Officer of the Issuer. Equities is a holding company controlled by Mr. Hodgkinson. Mr. Hodgkinson is the sole director, executive officer and control person of Equities.

(d)	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hodgkinson is a citizen of Canada. Equities is a British Columbia corporation.

Item 3. Source and Amount of funds or Other Consideration

On November 18, 2015, the Issuer, Equities, Dejour Energy (USA) Corp., a corporation existing under the laws of the State of Nevada (“Dejour USA”), and Dejour Energy (Alberta) Ltd., a corporation existing under the laws of the Province of Alberta (“Dejour Alberta”), entered into that Fourth Amending Agreement and Joinder to Hodgkinson Equities Corp. Loan Agreement (the “Amendment”). Pursuant to the Amendment, among other matters, Equities extended the maturity of its loan to the Issuer until November 30, 2018 and the Issuer issued to Equities warrants to purchase 9,000,000 Shares (the “Warrants”) exercisable at a price of CDN$0.45/US$ 0.35 per Share for a period of five years from the date of issuance on November 18, 2015 (the “Issuance Date”). No funds were used to acquire the Warrants.

Item 4. Purpose of Transaction

The Reporting Person acquired the Warrants as a personal investment pursuant to the Loan Agreement as amended, described more fully in Item 6 below.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities, which, if effected, could result in, among other things, any of the matters identified in Items 4(a)–(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

Based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the aggregate percentage of Shares reported as owned by Mr. Hodgkinson, 24.2%, is based on 45,509,953 Shares; 36,509,953 Shares outstanding on November 18, 2015, plus 9,000,000 warrants to purchase Shares held by Equities. Based on calculations made in accordance with Rule 13d-3(d), the aggregate percentage of shares of Common Stock reported as owned by Equities, 21.9%, is based on 45,509,953 Shares; 36,509,953 Shares outstanding on November 18, 2015, plus 9,000,000 warrants to purchase Shares held by Equities.

(b)

Mr. Hodgkinson has sole power to vote and dispose of 11,000,000 Shares, consisting of 740,000 Shares held directly, 960,000 Shares held by Equities, 9,000,000 Shares issuable upon exercise of warrants held by Equities and 300,000 Shares held by 7804 Yukon Inc. Equities has sole power to vote and dispose of 9,960,000 Shares, consisting of 960,000 Shares and 9,000,000 Shares issuable upon exercise of warrants. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Hodkinson disclaims ownership of 17,614 Shares held by his wife, Lori Kozub Hodgkinson.

(c)	Except as disclosed above, no Reporting Person has effected any transaction in the Shares during the preceding 60 days.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Equities holds a warrant exercisable through November 18, 2020 to acquire 9,000,000 Shares at an exercise price of CDN$0.45/US$ 0.35 per Share. The warrant was issued pursuant to the Amendment which amended a loan agreement initially entered into among the Issuer, Equities and Dejour USA, as guarantor, entered into a loan agreement dated March 12, 2015 (the “Loan Agreement”) whereby (i) Equities provided to the Issuer a loan in the principal amount of up to CDN$2,000,000 (the “Loan”) at a rate equal to the Prime Rate plus 5% per annum, (ii) Dejour USA guaranteed the Loan and (iii) Dejour USA provided a security interest to Equities over all its present and after acquired personal and real property.

On May 6, 2015, the parties entered into an amendment to the Loan Agreement (the “First Amending Agreement”) to extend the maturity date of the Loan to September 30, 2015 and to increase the principal amount of the Loan by CDN$2,000,000 to a principal amount of CDN$4,000,000. On June 22, 2015, the parties entered into an amendment to the First Amending Agreement (the “Second Amending Agreement”), to increase the principal amount of the Loan by a further CDN$500,000 to a principal amount of CDN$4,500,000 and on September 28, 2015, they entered into an amendment to the Second Amending Agreement to extend the maturity date of the Loan to December 31, 2015.

On November 18, 2015, the Issuer, Equities, Dejour USA and Dejour Alberta as an additional guarantor, entered into the Amendment. Pursuant to the Amendment, (i) Equities extended the maturity of its loan to the Issuer until November 30, 2018, (ii) Equities amended the repayment terms of the Loan to provide the right to prepay any or all of the debt and accrued but unpaid interest owing at any time without penalty, (iii) the Issuer issued the Warrants to Equities, (iv) the parties amended the security granted under the Loan, to obligate Dejour Alberta to issue security and as a result, Dejour Alberta became a party to, and agreed to be bound by, all the terms and conditions of the Agreement and (v) the parties amended the agreement to permit subordination of the Amended Security to any subsequently incurred senior secured debt.

The Warrants are exercisable at a price of CDN$0.45/US$ 0.35 per Share (subject to adjustments) for a period of five years from the Issuance Date. Equities may subscribe for and purchase a number of Shares less than the full number it is entitled to purchase. The Warrants have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States. If at the time of exercise of the Warrants (i) there is no effective registration statement registering the Warrant Shares, or the prospectus contained therein is not available for the issuance of the Warrant Shares, and (ii) all of the Warrant Shares are not then registered for resale into the market at market prices from time to time on an effective registration statement for use on a continuous basis (or the prospectus contained therein is not available for use), then the Warrant may only be exercised, in whole or in part, at such time by means of a “cashless exercise.” Subject to compliance with applicable securities laws, the Warrants and all rights thereunder are transferable, in whole or in part, upon surrender, together with a written assignment. The holder of the Warrants shall not have any right or interest whatsoever as a shareholder of the Issuer by virtue of the Warrants alone.

Item 7. Material to Be filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated as of January 5, 2016, as required by Rule 13d- 1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Warrants to Purchase Common Shares of DXI Energy Inc. issued to Hodgkinson Equities Corp., effective as of November 18, 2015.

Exhibit 3:

Fourth Amending Agreement and Joinder to Hodgkinson Equities Corp. Loan Agreement, effective as of November 18, 2015, among DXI Energy Inc., Hodgkinson Equities Corp., Dejour Energy (USA) Corp. and Dejour Energy (Alberta) Ltd.

Exhibit 4:

Third Amendment to Hodgkinson Equities Corp. Loan Agreement, effective as of the September 28, 2015, among DXI Energy Inc., Hodgkinson Equities Corp., and Dejour Energy (USA) Corp. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K by the Issuer on October 23, 2015).

Exhibit 5:

Second Amendment to Hodgkinson Equities Corp. Loan Agreement, effective as of June 22, 2015, among DXI Energy Inc., Hodgkinson Equities Corp., and Dejour Energy (USA) Corp. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K by the Issuer on July 29, 2015).

Exhibit 6:

First Amendment to Hodgkinson Equities Corp. Loan Agreement, effective as of May 6, 2015, among DXI Energy Inc., Hodgkinson Equities Corp., and Dejour Energy (USA) Corp. (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K by the Issuer on May 26, 2015).

Exhibit 7:

Hodgkinson Equities Corp. Loan Agreement, effective as of March 12, 2015, among DXI Energy Inc., Hodgkinson Equities Corp., and Dejour Energy (USA) Corp. (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K by the Issuer on March 20, 2015).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2016

By:	/s/ Robert L. Hodgkinson
Name:	Robert L. Hodgkinson

Hodgkinson Equities Corp.

By:	/s/ Robert L. Hodgkinson
Name:	Robert L. Hodgkinson
Title:	President

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the “Schedule 13D”), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Date: January 5, 2016

By:	/s/ Robert L. Hodgkinson
Name:	Robert L. Hodgkinson

Hodgkinson Equities Corp.

By:	/s/ Robert L. Hodgkinson
Name:	Robert L. Hodgkinson
Title:	President